UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-54905 CUSIP NUMBER 14069V100

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Capstone Financial Group, Inc.
Full Name of Registrant
Creative App Solutions, Inc.
Former Name if Applicable
8600 Transit Road
Address of Principal Executive Office (Street and Number)
East Amherst, NY 10451
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to

Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution Report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Form 10-K for the fiscal year ended December 31, 2015 could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant’s financial statements and management’s discussion and analysis of financial condition and results of operations could not be obtained by the Registrant within such time period without unreasonable effort or expense. In addition, timely completion has been hampered by the recent unavailability of a key Registrant person due to childbirth. The Registrant will file its complete Form 10-K within the time allotted by Rule 12b-25.

(Attach extra sheets if needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Halford Johnson	(866)	798-4478
(Name)	(Area Code)	(Telephone No.)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?☒ Yes☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state reasons why a reasonable estimate of the results cannot be made.

Net loss for 2015 will be approximately $3.0 million versus net income of $10,931,018 for 2014. The net loss for 2015 was primarily due to the effect of the Registrant’s May 28, 2015 transaction with Twinlab Consolidated Holdings, Inc. in which, among other things, the Registrant surrendered the entire remaining-unexercised portion of the Twinlab Series A Warrants. The net income for 2014 was primarily due to unrealized gain on financial instruments arising from Twinlab securities which the Registrant acquired in the third quarter of 2014.

Capstone Financial Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 30, 2016_______	By:	/s/ Darin Pastor
Darrin Pastor, CEO

 INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).